Mail Stop 4561

March 23, 2009

Paul J. Curlander
Chairman and Chief Executive Officer
Lexmark International, Inc.
One Lexmark Centre Drive
740 West New Circle Road
Lexington, KY 40550

      Re: Lexmark International, Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2008
               Filed February 27, 2009
               Form 8-K Filed January 27, 2009
               File No. 001-14050

Dear Mr. Curlander:

      We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

General

1.   We note the disclosure on pages 1, 61, and elsewhere in your Form 10-K that you operate in the Middle East, Africa, and the Caribbean, regions that are generally understood to include Iran, Syria, Sudan, and Cuba. These countries are identified by the State Department as state sponsors of terrorism, and are subject to U.S.

economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with Iran, Syria, Sudan, and Cuba. Please describe to us the nature and extent of your past, current, and anticipated contacts with the referenced countries, if any, whether through resellers, retailers, distributors, or other direct or indirect arrangements. Your response should describe any products, equipment, components, technology, and services you have provided to those countries, and any agreements, commercial arrangements, or other contracts you have had with the governments of those countries or entities controlled by those governments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

2.   We note that the Company records estimated reductions to revenue for customer programs, incentive offerings, and price protection. We further note from your risk factor disclosures that both the inkjet and laser printer markets have experienced and are expected to continue to experience significant pricing pressures. Please provide a roll forward of your allowance for these programs and to the extent such provisions are material, tell us how you considered including a discussion in MD&A with regards to these pricing adjustments and the effects they have had on your revenues and results of operations for each period presented. We refer you to SEC Release 33-8350.

Liquidity and Capital Resources

Trade Receivables Facility, page 53

3.   We note that when the trade receivables facility was renewed in October 2008 the maximum capital available under the program decreased from $200 million to $100 million. We further note your disclosures on page 53 where you indicate that the Company's borrowing capacity may be reduced under this program should your credit rating decline. Please tell us whether this recent decrease resulted from a decline in your credit rating or other factors and tell us how you considered including a discussion of such reasons in your liquidity and capital resources disclosures.

4.   Also, we note that the Company has been notified that your credit rating is currently under review. Please tell us if these reviews have been finalized and if so, tell us your current credit ratings. To the extent that these ratings have declined, please tell us the potential impact on the Company's liquidity and whether you intend to include a discussion of such impact in your future filings.

Consolidated Statements of Financial Positions, page 58

5.   We note that other noncurrent assets increased approximately 70% from $185.3
        million at December 31, 2007 to $314.8 million at December 31, 2008. Please
        explain the reasons for such increase. Also, tell us how you considered the guidance
        in Rule 5-02.8 and 5-02.17 of Regulation S-X to state separately any amounts in
        excess of five percent of total current assets or total asset, as applicable.

Note 2. Significant Accounting Policies

Revenue Recognition, page 63

6.   You indicate that the Company recognizes revenues from distributors and reseller
        sales when the product is shipped to the customer. Tell us whether you recognize
        deferred revenue with an offsetting receivable upon shipment to the distributor or
        tell us whether you only recognize deferred revenue upon sell-though to the end
        user. Also, tell us how you account for the inventory from product held in the
        distribution channel. For instance, tell us whether the Company records a reduction
        to inventory at the time you ship the product to your distributor and if so, tell us
        what the offset is to this entry. Please provide the accounting entries recorded
        throughout the sale process (i.e. upon shipment of inventory to the distributor and
        upon sale to the end-user) and tell us the accounting literature you relied upon for
        each transaction.

Note 15. Pension and Other Postretirement Plans, page 93

7.   We note that the majority of the assets in the Company's US pension plan are
        invested in equity-related investments and the remainder is in fixed income
        investments. We also note that your expected long-term return on plan assets has
        not changed for past three years. Please explain further how you determined the
        expected long-term return on plan asset assumptions used in determining the net
        benefit cost for your pension plan and tell us what impact, if any, the current
        economic environment had on such determination. Also, tell us your consideration
        to include a discussion of the current as well as expected ongoing impact of the
        recent market conditions on each of the significant estimates and assumptions used
        in your determination of net benefit costs and plan assets for your pension plans.

Form 8-K Filed January 27, 2009

8.   We note the use of certain non-GAAP measures to assess the Company's
        performance in your Form 8-K filed January 27, 2009. Tell us how you considered
        Question 8 of the Division of Corporation's Frequently Asked Questions Regarding
        the Use of Non-GAAP Financial Measures to include the following disclosures:

- the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
- the economic substance behind management's decision to use such a measure;
- the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
- the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
- the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes operating performance. Additionally, it is unclear why excluding restructuring-related charges is appropriate considering these charges appear to be recurring in the past three years and a key focus in the achievement of your goals as an organization. We also refer you to comment 3 of your response letter dated July 31, 2007 where you agreed to expand your future disclosures to include all of the disclosures required by FAQ 8. Please provide supplemental disclosures that you intend to include in your future Forms 8-K.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

Paul Curlander
Lexmark International, Inc.
March 23, 2009
Page 5

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin at (202) 551-3481 or the undersigned at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief